Room 4561

March 15, 2007

Mr. Ken Owyang
Chief Financial Officer and Senior Vice
  President of Finance and Administration
Supportsoft, Inc.
575 Broadway
Redwood City, CA 94063

> **Re: Supportsoft, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K filed October 26, 2006**
> **File No. 000-30901**

Dear Mr. Owyang:

We have completed our review of your Form 10-K for the year ended December 31, 2005 and have no further comments at this time.

Very truly yours,

Mark Kronforst
Accounting Branch Chief